Makani Science Inc.

ANNUAL REPORT

5270 California Ave Ste 300
Irvine, CA 92617
4089921882
http://www.makaniscience.com/

This Annual Report is dated April 28, 2026.

BUSINESS

Makani Science Inc ("Makani Science" or the "Company") is a corporation organized under the laws of the state of Delaware on March 26, 2018 that has developed a wearable monitor that can wirelessly track your breathing. The sensors will be used to improve patient safety and quality of life as well as making respiratory monitoring more accessible to doctors and researchers.

Makani Science has two goals:

(1) improve patient safety by improving detection of respiratory problems (i.e., respiratory depression during surgery, etc.), and

(2) make diagnosis and monitoring of disease more accessible and easier for clinicians (i.e., asthma monitoring, sleep apnea monitoring, etc.).

Makani Science is in the process of finalizing a licensing agreement with UC Irvine for the exclusive license to use their family of seven patents around the core sensor technology for monitoring breathing. Makani Science would be able to sublicense the technology, and payments and royalties would be made based on set milestones. UC Irvine would receive a small equity stake in Makani Science.

Makani Science was originally part of Koa Accel. Koa Accel put in an initial investment into Makani Science. Makani Science was under Koa for a while, but has always been independently incorporated as Makani Science.

Koa Accel is Makani Science's largest investor (at 19%) and a chairman for Koa Accel is also one of their board members.

Previous Offerings

Name: Seed 1 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,024,093.82
Number of Securities Sold: 3,531,358
Use of proceeds: Product development, clinical studies and FDA 510k filing
Date: November 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $480,000.00
Use of proceeds: Product development, clinical studies and FDA 510k filing
Date: July 30, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

Current cash balance will allow us to operate until end of June of 2026. We are in the process of raising a $5M Pre-Series A round of funding which will last us through Q2 2028. We are planned to commercialize in second half of 2028

Foreseeable major expenses based on projections:

Major expenses include research and development to prepare product for commercialization and expenses related to the building of sales infrastructure.

Future operational challenges:

Primarily the ability to achieve target product cost through scaling and product development.

Future challenges related to capital resources:

A successful Pre-Series A raise and a pre-commercialization Series A capital raise are essential for long term operation success.

Future milestones and events:

We plan to submit our Gen 2.0 510k (premarket notification) to the FDA by the end of 2027. We would expect clearance no later than mid-year 2028 (it is the Company's understanding that typically it takes 3 months for clearance from FDA). This would allow us to launch our market introduction in second half 2028.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $312,123.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Chu

 Michael Chu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & Co-founder
• Dates of Service: October 2021 — Present

• Responsibilities: Fundraising, strategy, planning, technical support/engineering. Michael holds 10% and receives an annual salary of $60k.

Other business experience in the past three years:

• Employer: Makani Science
Title: Engineer
Dates of Service: September 2014 — October 2021
Responsibilities: Product design, product testing, sensor manufacturing.
• Employer: University of CA, Irvine
Title: Grad student researcher
Dates of Service: September 2014 — December 2019
Responsibilities: Develop & conduct research projects

Name: Stephen Young

 Stephen Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CFO
• Dates of Service: April 2021 — Present
• Responsibilities: Responsible for all financial, systems and strategic planning activities. Stephen works 20hrs/week for Makani Science. His equity compensation has not yet been determined and currently receives a salary of $37.5k.

Other business experience in the past three years:

• Employer: Origin House
Title: VP Finance-CA
Dates of Service: September 2018 — May 2019
Responsibilities: Responsible for all financial, systems and strategic planning activities
• Employer: Kahala Biosciences Inc
Title: CFO-consulting
Dates of Service: March 2020 — Present
Responsibilities: Responsible for all financial, systems and strategic planning activities. Stephen currently spends around 20hrs/week working for Kahala Biosciences Inc.

Name: Ray Chan

Ray Chan's current primary role is with K5 Venture. Ray Chan currently services approximately 2-4 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chairman of the Board of directors
• Dates of Service: August 2020 — Present
• Responsibilities: Board of Directors. Ray holds 1% equity in Makani Science.

Other business experience in the past three years:

• Employer: K5 Venture
Title: Managing Director
Dates of Service: June 2012 — Present
Responsibilities: Placeholder responsibilities

Name: Greg Buchert

Greg Buchert's current primary role is with GSB Heath Mgnt. Solutions. Greg Buchert currently services approximately 2-4 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: November 2020 — Present
• Responsibilities: Board of Directors. Greg holds 1% equity of Makani Science.

Other business experience in the past three years:

• Employer: Blue Shield of CA Promise Health Plan
Title: President & CEO
Dates of Service: March 2017 — January 2020
Responsibilities: Responsible for all health plan operations for 500k members
• Employer: GSB Heath Mgnt. Solutions

Title: CEO
Dates of Service: February 2020 — Present
Responsibilities: Placeholder responsibilities

Name: Michelle Khine

Michelle Khine's current primary role is with University of CA, Irvine. Michelle Khine currently services approximately 2-4 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director & Scientific Co-founder
• Dates of Service: August 2020 — Present
• Responsibilities: Board of Directors. Michelle holds 1% equity of Makani Science.

Other business experience in the past three years:

• Employer: University of CA, Irvine
Title: Professor of Biomedical Engineering
Dates of Service: July 2009 — Present
Responsibilities: Principle investigator on research projects
• Employer: Novoheart
Title: Co-Founder
Dates of Service: October 2014 — Present
Responsibilities: Co-Founder and Advisor to Novoheart
• Employer: Vena Vitals
Title: Co-Founder
Dates of Service: October 2019 — Present
Responsibilities: Co-Founder and Advisor to Vena Vitals

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed-2 Preferred Stock
Stockholder Name: Koa Accel, LLC
Amount and nature of Beneficial ownership: 3,408,807
Percent of class: 19.11%

Title of class: Common Stock
Stockholder Name: Francis Duhay
Amount and nature of Beneficial ownership: 2,600,000
Percent of class: 16.51%

Title of class: Common Stock
Stockholder Name: Michelle Khine
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 14.01%

RELATED PARTY TRANSACTIONS

Name of Person: Francis Duhay
Relationship to Company: founder and former CEO
Nature / amount of interest in the transaction: $25k in the form of SAFE to provide initial working capital
Material Terms: $25k in the form of SAFE which has been converted into shares of Seed 2 preferred

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Name of Entity: KOA Accel
Names of 20% owners: Francis Duhay
Relationship to Company: Major owner
Nature / amount of interest in the transaction: To fund initial working capital
Material Terms: $250k loan in the form of SAFE which was converted into Seed 2 Preferred.

OUR SECURITIES

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and YCombinator SAFE.

Common Stock
• Authorized: 20,439,440
• Outstanding: 10,214,463
• Voting Rights: One vote per share. Please see description of Voting Rights of Securities Sold in this Offering below for additional information.
• Material Rights: The total amount outstanding includes 2,860,533 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,078,935 shares to be issued pursuant to stock options issued.
Series Seed-1 Preferred Stock
• Authorized: 3,889,440
• Outstanding: 3,531,358
• Voting Rights: Number of votes equal to the number of whole shares of Common Stock into which the Series Seed Preferred Stock are convertible.

• Material Rights: The total amount outstanding includes 339,440 shares to be issued pursuant to outstanding warrants

Dividends. No dividends on any shares shall be paid until the holders of Series Seed Preferred Stock receive dividends on each outstanding share of Series Seed Preferred Stock.

Distribution Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all liquidation amounts are paid to the holders of Series Seed Preferred Stock, the remaining assets of the Corporation shall be paid to the holders of Series Seed Preferred Stock and Common Stock, pro rata based on the number of shares held by each holder.
Series Seed-2 Preferred Stock
• Authorized: 3,800,000
• Outstanding: 3,753,634
• Voting Rights: Number of votes equal to the number of whole shares of Common Stock into which the Series Seed Preferred Stock are convertible.
• Material Rights: Dividends. No dividends on any shares shall be paid until the holders of Series Seed Preferred Stock receive dividends on each outstanding share of Series Seed Preferred Stock.

Distribution Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all liquidation amounts are paid to the holders of Series Seed Preferred

Stock, the remaining assets of the Corporation shall be paid to the holders of Series Seed Preferred Stock and Common Stock, pro rata based on the number of shares held by each holder.

YCombinator SAFE

• Amount Outstanding: $480,000.00
• Conversion Type: Preferred Stock
• Conversion Trigger: First Equity Financing following the date of Agreement in which the outstanding Convertible Securities, are converted into shares of the Company's Preferred stock.
• Valuation Cap: $12,000,000.00
• Material Rights:

Section 1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into a number of shares of Safe Preferred Stock equal to the Company Capitalization multiplied by the YC Percentage.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such transaction documents (i) are reasonable (in the sole discretion of the Investor) and are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock; and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Liquidity Capitalization multiplied by the YC Percentage (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total

Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds 2 equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Definitions

"Affiliate" means (i) any person or entity that controls, is controlled by or is under common control with Investor, including, without limitation, any affiliated corporation, limited liability company, or general partner; (ii) any entity that receives any services from Y Combinator Management, LLC or subsidiary thereof; (iii) any investment fund or similar vehicle in respect of which any of the foregoing plays a material management role; (iv) any other entity in any manner affiliated or associated with any of the foregoing which entity uses the "Y Combinator," "YC" or "YC Fund" or "Y Combinator Continuity" trademark or tradename; (v) any other entity generally considered a constituent part of the collection of entities commonly referred to as "Y Combinator;" and (vi) any predecessor or successor entities to any of the foregoing

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Company Capitalization" is calculated as of immediately prior to the Equity Financing and (without doublecounting, in each case calculated on an as-converted to Common Stock basis): • Includes all shares of Capital Stock issued and outstanding; • Includes all Converting Securities; • Includes all (i) issued and outstanding Options and (ii) Promised Options; and • Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"Converting Securities" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. If the securities to be issued by the Company in any bona fide transaction or series of transactions with the principal purpose of raising capital are shares of Common Stock, the Investor shall have the right, but not the obligation, to treat such transaction or series of related transactions as an Equity Financing for purposes of Section 1, with appropriate adjustments to all references to "Preferred Stock" to account for Common Stock being issued and sold instead.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without doublecounting, in each case calculated on an as-converted to Common Stock basis): • Includes all shares of Capital Stock issued and outstanding; • Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options; • Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and • Excludes the Unissued Option Pool. 4

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the Purchase Amount divided by the number of shares of Common Stock represented by the Conversion Amount pursuant to Section 1(b)(ii).

"Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"Safe" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"Safe Price" means the Purchase Amount divided by the number of shares of Safe Preferred Stock issued pursuant to Section 1(a).

"Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

"YC Percentage" means seven percent (7%).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
Right now we have only one product which is the respiratory sensor but this sensor has multiple applications and eventually develop into a multiple products or part of other products. This includes clinical applications in various markets, such as asthma, COPD, sleep APNEA. There is also the health and wellness markets including disease management and respiration monitoring.

We may never have an operational product or service
It is possible that there may never be an operational Makani Science Respiratory Monitor or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Makani Science Respiratory Monitor. Delays or cost overruns in the development of our Makani Science Respiratory Monitor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Makani Science Inc was formed on March 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Makani Science Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Makani Science Respiratory Monitor is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable

to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Makani Science or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Makani Science could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Makani Science Inc.

By /s/ *Greg Buchert*

Title: CEO and Director

By /s/ *Greg Buchert*

Name: Greg Buchert
Title: CEO and Director

By /s/ *Stephen Young*

Name: Stephen Young
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Makani Science Inc.

Income Statement ($000)	2025				
	Q1	Q2	Q3	Q4	YTD
Grant Income		$ 14.0	$ 12.3	$ 84.8	$ 111.1
Net Sales	$ -	$ 14.0	$ 12.3	$ 84.8	$ 111.1
Distribution Expenses	$ -	$ -	$ -	$ -	$ -
Product Development/R&D					
Development	$ -	$ -	$ 0.7	$ 1.4	$ 2.1
Clinical Studies	$ 25.0	$ -	$ -	$ -	$ 25.0
Regulatory	$ 11.3	$ 13.4	$ 2.9	$ 1.6	$ 29.3
Marketing expenses	$ -	$ 1.2	$ -	$ -	$ 1.2
General & Admin. Expenses:					
Salaries & Benefits	$ 19.3	$ 4.4	$ 12.1	$ 14.0	$ 49.8
Consulting	$ 8.4	$ 15.4	$ 18.5	$ 107.2	$ 149.5
Office rent/expenses	$ 22.9	$ 12.1	$ 19.6	$ 42.6	$ 97.2
Licensing expenses	$ 10.5	$ 51.1	$ 1.2	$ -	$ 62.9
Legal & Accounting	$ 8.1	$ 2.6	$ 29.1	$ 6.7	$ 46.5
Traveling & Entertainment	$ -	$ -	$ -	$ -	$ -
Other	$ -	$ -	$ -	$ -	$ -
Total expenses	$ 105.5	$ 100.4	$ 84.1	$ 173.6	$ 463.6
EBITDA	$ (105.5)	$ (86.4)	$ (71.9)	$ (88.8)	$ (352.6)
Interest expenses	$ 9.3	$ 14.8	$ 16.5	$ 16.5	$ 57.2
Other expenses/(income)	$ -	$ (0.9)	$ -	$ -	$ (0.9)
Income tax	$ -	$ -	$ -	$ -	$ -
Net Income	$ (114.8)	$ (100.3)	$ (88.4)	$ (105.4)	$ (408.9)

($000)	Balance Sheet as of :			
	3/31/2025	6/30/2025	9/30/2025	12/31/2025
ASSETS				
Current Assets				
Cash	$ 189.2	$ 435.2	$ 400.9	$ 312.1
Accounts Receivable	$ -	$ -	$ -	$ -
Inventory	$ -	$ -	$ -	$ -
Total Current Assets	$ 189.2	$ 435.2	$ 400.9	$ 312.1
TOTAL ASSETS	$ 189.2	$ 435.2	$ 400.9	$ 312.1
LIABILITIES & EQUITY				
Liabilities				
Accounts Payable	$ 109.4	$ 62.9	$ 84.5	$ 84.5
Short term loan from KOA	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Accrued interest	$ 30.3	$ 45.1	$ 61.7	$ 78.2
Convertible notes	$ 676.8	$ 1,054.8	$ 1,054.8	$ 1,054.8
SAFE notes	$ 385.0	$ 385.0	$ 385.0	$ 385.0
Total Liabilities	$ 1,201.5	$ 1,547.8	$ 1,585.9	$ 1,602.5
Equity				
Capital	$ 1,387.5	$ 1,387.5	$ 1,403.5	$ 1,403.5
Retained earnings	$ (2,284.9)	$ (2,284.9)	$ (2,284.9)	$ (2,284.9)
Current year net income	$ (114.8)	$ (215.1)	$ (303.5)	$ (408.9)
Total Equity	$ (1,012.3)	$ (1,112.6)	$ (1,185.0)	$ (1,290.3)
TOTAL LIABILITIES & EQUITY	$ 189.2	$ 435.2	$ 400.9	$ 312.1

Makani Science Inc.

($000)	2025 Actual Cashflow statement				
	Q1	Q2	Q3	Q4	TOTAL
Beginning Cash Balance	$ 37.7	$ 189.2	$ 435.2	$ 400.9	$ 37.7
Cash Inflow					
Net Sales	$ -	$ -	$ -	$ -	$ -
Grant Income	$ -	$ 14.0	$ 12.3	$ 84.8	$ 111.1
Accounts Payable	$ -	$ (46.5)	$ -	$ -	$ (46.5)
SAFE	$ -	$ -	$ -	$ -	$ -
Convertible notes	$ 248.0	$ 378.0	$ -	$ -	$ 626.0
Paid in capital	$ 3.4	$ -	$ 16.0	$ -	$ 19.4
Other Income	$ -	$ 0.9	$ -	$ -	$ 0.9
Total Cash Inflow	$ 251.4	$ 346.4	$ 28.3	$ 84.8	$ 710.8
Cash Outflow					
Distribution Expenses	$ -	$ -	$ -	$ -	$ -
Product Development/R&D					
Development	$ -	$ -	$ 0.7	$ 1.4	$ 2.1
Clinical Studies	$ 25.0	$ -	$ -	$ -	$ 25.0
Regulatory	$ 11.3	$ 13.4	$ 2.9	$ 1.6	$ 29.3
Marketing & Selling expenses	$ -	$ 1.2	$ -	$ -	$ 1.2
General & Admin. Expenses:					
Salaries & Benefits/Consulting					
-Salaries & Benefits	$ 19.3	$ 4.4	$ 12.1	$ 14.0	$ 49.8
-Consulting	$ 8.4	$ 15.4	$ 18.5	$ 107.2	$ 149.5
Office rent/expenses	$ 22.9	$ 12.1	$ 19.6	$ 42.6	$ 97.2
Licensing	$ 10.5	$ 51.1	$ 1.2	$ -	$ 62.9
Legal & Accounting	$ 2.4	$ 2.6	$ 7.5	$ 6.7	$ 19.2
Other expenses	$ -	$ -	$ -	$ -	$ -
Total Cash Outflow	$ 99.8	$ 100.4	$ 62.6	$ 173.6	$ 436.3
Net Cashflow	$ 151.6	$ 246.0	$ (34.3)	$ (88.8)	$ 274.5
Ending Cash Balance	$ 189.2	$ 435.2	$ 400.9	$ 312.1	$ 312.1

Makani Science, Inc.

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit	
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ -	
Issuance of founders stock	-	-	6,100,000	-	-	-	-	
Preferred Seed 1	3,531,358	-	-	-	1,024,100	-	1,024,100	
Preferred Seed 2	3,753,634	-	-	-	275,000	-	275,000	
Shares issued for licensing agreement	-	-	176,259	-	-	-	-	
Preferred Seed 1 Warrant exercised	24,859	7,203	-	-	-	-	7,203	
Stock option early exercised	-	-	360,784	10,545	-	-	10,545	
Shares issued for services			2,514	-			-	per agreement with StartEngine
Contributed capital	-	-	140,136	67,258	-	-	67,258	
Net income (loss)	-	-	-	-	-	(2,284,942)	(2,284,942)	
December 31, 2024	7,309,851	$ 7,203	6,779,693	$ 77,803	$ 1,299,100	$ (2,284,942)	$ (900,836)	
Stock option early exercised	-	-	100,000	16,000	-	-	16,000	
Preferred Seed 1 Warrant exercised	11,600	3,364	-	-	-	-	3,364	
Net income (loss)	-	-	-	-	-	(408,859)	(408,859)	
December 31, 2025	7,321,451	$ 10,567	6,879,693	$ 93,803	$ 1,299,100	$ (2,693,801)	$ (1,290,331)	

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Makani Science Inc.was formed on March 26, 2018 ("Inception") in the State of Delaware. The financial statements of Makani Science Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, CA.

Makani Science Inc has developed a wearable monitor that can wirelessly track your breathing. The sensors will be used to improve patient safety and quality of life as well as making respiratory monitoring more accessible to doctors and researchers. Makani Science has two goals: (1) improve patient safety by improving detection of respiratory problems (i.e., respiratory depression during surgery, etc.), and (2) make diagnosis and monitoring of disease more accessible and easier for clinicians (i.e., asthma monitoring, sleep apnea monitoring, etc.).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of Makani Science respiratory monitor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America

which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Short-term contractual agreement with a vendor for less than $40k

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,439,440 shares of our common stock with par value of $0.0001. As of April 2, 2026 the company has currently issued 6,879,693shares of our common stock.

Preferred Stock
We have authorized the issuance of 7,689,440 shares of our common stock with par value of $0.0001. As of April 2, 2026 the company has currently issued 7,321,451 shares of our common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through, April 24, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Gregory Buchert (Print Name), the Chief Executive Officer (Principal Executive Officers) of Makani Science, Inc. (Company Name), hereby certify that the financial statements of Makani Science, Inc. (Company Name) and notes thereto for the periods ending December 31, 2024 (first Fiscal Year End of Review) and December 31 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2024] the amounts reported on our tax returns were total income of $; taxable income of $111,059 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 26, 2026 (Date of Execution).

_______________ (Signature)

Chief Executive Officer (Title)

4/26/26 (Date)